Page 1 of 44 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2003

              AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                             4th Floor, Forum House
                                Grenville Street
                                   St. Helier
                                 Jersey JE2 4UF
                                 Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                      Form 20-F   X           Form 40-F
                                -----                   -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No   X
                             -----                 -----



            The Exhibit Index to this Form 6-K is located on page 3.

                                                              Page 2 of 44 Pages

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AIRCRAFT LEASE PORTFOLIO
                                         SECURITISATION 92-1 LIMITED


Date: October 16, 2003                   By:  /s/ Frederick W. Bradley, Jr.
                                            ------------------------------------
                                            Name:   Frederick W. Bradley, Jr.
                                            Title:  Director

                                                              Page 3 of 44 Pages


                                  EXHIBIT INDEX


                                                                    Sequentially
                                                                        numbered
                                                                            page
                                                                            ----
                                Title of Document


Aircraft  Lease  Portfolio  Securitisation  96-1  Pass  Through
Trust - Statement to Certificateholders dated October 15, 2003.................4

Notice of Termination, dated October 1, 2003, of Amended and Restated Administrative and Secretarial Services Agreement among Arthur
Andersen, Andersen Corporate Services (Jersey) Limited and Aircraft
Lease Portfolio Securitisation 92-1 Limited....................................9

Administrative and Secretarial Services Agreement, dated October 1, 2003, between Mourant & Co. Limited, as Administrative Agent, and Aircraft
Lease Portfolio Securitisation 92-1 Limited...................................12

                                                                                          Page 4 of 44 Pages

                 Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement To Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                       DISTRIBUTIONS IN DOLLARS
------------------------------------------------------------------------------------------------------------------------------------

                                  PRIOR                                                                                   CURRENT
               ORIGINAL       PRINCIPAL                                                      REALIZED      ACCRETED      PRINCIPAL
  CLASS      FACE VALUE         BALANCE      INTEREST    PRINCIPAL     PREMIUM     TOTAL      LOSSES      INTEREST        BALANCE
  -----   --------------    ------------   -----------   -----------   -------  ------------   -------    ----------   -------------

    A     25,000,000.00    8,440,854.93      10,515.90     75,400.58      0.00     85,916.48      0.00         0.00     8,365,454.35
    A     60,000,000.00   20,258,051.66      25,238.16    180,961.40      0.00    206,199.56      0.00         0.00    20,077,090.26
    A    160,673,000.00   54,248,699.08      67,584.83    484,593.52      0.00    552,178.35      0.00         0.00    53,764,105.56
    B     56,868,750.00   40,063,750.00      69,276.90          0.00      0.00     69,276.90      0.00         0.00    40,063,750.00
    B              0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00
    C     50,044,500.00   39,559,903.71      81,592.30          0.00      0.00     81,592.30      0.00         0.00    39,559,903.71
    D     40,945,500.00   34,022,700.00           0.00          0.00      0.00          0.00      0.00         0.00    34,022,700.00
   E-1    82,918,250.00   82,918,250.00           0.00          0.00      0.00          0.00      0.00         0.00    82,918,250.00
   E-2             0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00



------------------------------------------------------------------------------------------------------------------------------------
TOTALS   476,450,000.00  279,512,209.38     254,208.09    740,955.50      0.00    995,163.59      0.00         0.00   278,771,253.88
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------     ------------------------
                                FACTOR INFORMATION PER $1000 OF ORIGINAL FACE                                    PASS-THRU RATES
-------------------------------------------------------------------------------------------------------     ------------------------
                           PRIOR                                                                CURRENT
                       PRINCIPAL                                                              PRINCIPAL
CLASS       CUSIP        BALANCE     INTEREST    PRINCIPAL        PREMIUM        TOTAL          BALANCE      * CURRENT          NEXT
-----   ---------    -----------     --------    ---------       --------     ---------    ------------     ----------    ----------

A       02109PAA8     337.634197     0.420636     3.016023       0.000000      3.436659      334.618174      1.995000%     1.995000%
A       U02029AA1     337.634194     0.420636     3.016023       0.000000      3.436659      334.618171      1.995000%     1.995000%
A       02109PAE0     337.634195     0.420636     3.016023       0.000000      3.436659      334.618172      1.995000%     1.995000%
B       0219PAF7      704.494999     1.218189     0.000000       0.000000      1.218189      704.494999      2.575000%     2.575000%
B       U02029AB9       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000      2.575000%     2.575000%
C       02109PAG5     790.494534     1.630395     0.000000       0.000000      1.630395      790.494534      2.975000%     2.975000%
D       02109PAH3     830.926475     0.000000     0.000000       0.000000      0.000000      830.926475     13.750000%    13.750000%
E-1     AL9601108   1,000.000000     0.000000     0.000000       0.000000      0.000000    1,000.000000     10.000000%    10.000000%
E-2     AL9601109       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000     10.000000%    10.000000%





------------------------------------------------------------------------------------------------------------------------------------

SELLER:                                   N/A                                             ADMINISTRATOR:          Michele Voon
SERVICER:                       Babcock & Brown Limited                                                           Deutsche Bank
LEAD UNDERWRITER:                    Lehman Brothers                                                            4 Albany Street
RECORD DATE:                          September 30, 2003                                                       New York, NY 10006
DISTRIBUTION DATE:                   October 15, 2003                                FACTOR INFORMATION:         (800) 735-7777
------------------------------------------------------------------------------------------------------------------------------------
* Current Libor has been updated to reflect correct rate.




                                                                                          Page 5 of 44 Pages
                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Oct-03
------------------------------------------------------------------------------------------------------------------------------------

1. COLLATERAL SUMMARY:
----------------------

   1.1. DUE PERI0D 01-Sep-2003  to  30-Sep-2003

   1.2. ADDITIONAL REPORTED ITEMS

        Initial Appraised Value of all Aircraft.......................................................................320,510,000.00

        Aircraft Book Value...........................................................................................250,718,947.50

        Rentals, Interest and Other Payments in Arrears.................................................................1,694,532.00

        Is there an existing Event of Default?.................................................................................YES *

        Number of Registration Defaults.........................................................................................0.00

        Has an Enforcement Notice been Issued?....................................................................................NO

        WFC Aircraft Sale Date...................................................................................................n/a

        WFC Aircraft Payment Default Date........................................................................................n/a

2. SUMMARY OF AVAILABLE FUNDS
-----------------------------
   2.1. COLLECTIONS
        Interim deposits, withdrawals and transfers Rents, Interest, Deferred Debt & Other..............................1,201,129.00

        Swap Receipts...........................................................................................................0.00

        Collections applied to excess aircraft Maintenance Expenses.............................................................0.00

        Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account...0.00

        Transfer of Maintenance Reserve Receipts to Lessee Funded Account.......................................................0.00

        Transfer of Security Deposit Receipts to Lessee Funded Account..........................................................0.00

        Proceeds from sale or other disposition of any Aircraft, Engine or other asset..........................................0.00

        Remaining Aircraft Purchase Account funds after Aircraft Sale Date......................................................0.00

                                                                                                                        ------------
                                                                                               Sub Total:               1,201,129.00

        Payment Date deposits and transfers
            Investment Earnings:
               Collections Sub Account.....................................................................................17,778.93
               Expense Account..................................................................................................0.00
               Aircraft Purchase Account........................................................................................0.00
               Class D Note Interest Reserve Account............................................................................0.00
               Contingency Reserve Account....................................................................................970.58
               Maintenance Reserve Account......................................................................................0.00
               Security Deposit Account.........................................................................................0.00
                                                                                                                           ---------
            Total Investment earnings for all accounts.....................................................................18,749.51

            Investment Earnings retained within Maintenance Reserve Account.....................................................0.00

            Investment Earnings retained within Security Deposit Reserve Account................................................0.00
                                                                                                                           ---------
                                                                                                                                0.00
                                                                                                                        ------------
                                                                                               Sub Total:               1,219,878.51


----------------------------
* The  company  had  insufficient  funds to pay all of the  interest  due to the holders of the Class D Notes.  The arrears owed to Class D  Noteholders  for the
Due Period are  3,889,432.74.  See Item 1.2 "Interest  Amounts-Unpaid  Balance D
Note" below for total overdue interest owed to holders to Class D Notes.



                                                                                                                  Page 6 of 44 Pages

                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     15-Jun-03
------------------------------------------------------------------------------------------------------------------------------------



2. SUMMARY OF AVAILABLE FUNDS (cont.)
-------------------------------------

   2.1. COLLECTIONS (cont.)
        After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers................................0.00

        After Enforcement Notice, Aircraft Purchase Acct. funds.................................................................0.00

        Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC
         Aircraft Payment Default Date..........................................................................................0.00
                                                                                                                        ------------
                                                                                                    Sub Total:          1,219,878.51


        Other Miscellaneous amounts
            For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:
               Available Maintenance Reserves Amount............................................................................0.00
               Available Security Deposit Amount................................................................................0.00

            Miscellaneous Other Proceeds........................................................................................0.00
                                                                                                                        ------------
               Available Collections transferred to the Transaction Account:............................................1,219,878.51
                                                                                                                        ============
        Reserve Account transfers
            Maintenance Reserve Amount withdrawals from the Collection Sub-Account..............................................0.00

            Liquidity Reserve Amount withdrawals from the Collection Sub-Account................................................0.00

            Amounts withdrawn from the Class D Interest Reserve Sub-Account.....................................................0.00

            Amounts withdrawn from the Contingency Reserve Sub-Account..........................................................0.00
                                                                                                                        ------------
               Total Amounts transferred to the Transaction Account:....................................................1,219,878.51
                                                                                                                        ============
   2.2. PAYMENTS FROM TRANSACTION ACCOUNT

   *    Required Expense Amount plus Additional Company Expenses, Fees and Taxes..........................................224,714.92
        Amounts transferred to the Collection Account for Maintenance Reserve Amount............................................0.00
        Swap Payments due to Swap Provider0.00
        Amounts transferred to the Collection Account for Liquidity Reserve Amount..............................................0.00
        Amounts transferred to the Class D Note Interest Reserve Account........................................................0.00
        Aggregate Swap Breakage Costs...........................................................................................0.00
        Current plus prior unpaid Annual Dividends..............................................................................0.00
        Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to
         Clause 7.07(a)(iv) of the Deed of Charge...............................................................................0.00
                                                                                                                         -----------
                                                                                                                          224,714.92

        Payments to Noteholders...........................................................................................995,163.59
                                                                                                                        ------------
                                               Total payments from the Transaction Account:.............................1,219,878.51
                                                                                                                        ============

   *    Monthly withdrawal from Collection Account for Carotene Account....................................................14,518.90


                                                              Page 7 of 44 Pages

                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

--------------------------------------------------------------------------------
                       CERTIFICATE PAYMENTS DETAIL REPORT
Distribution Date:               15-Oct-03
--------------------------------------------------------------------------------

1. PAYMENT CALCULATIONS SUMMARY:
--------------------------------

   1.1. INDICES
            Current LIBOR Index Rate.....................................1.1250%
            Next LIBOR Index Rate........................................1.1250%



   1.2. INTEREST AMOUNTS

        CLASS               ACCRUED and UNPAID INTEREST AMOUNTS
        -----         -----------------------------------------------
                          Note           Other (1)            Total
                      ----------      ------------     --------------
        A Note        103,338.89        672,144.32         775,483.21

        B Note         69,276.90        271,182.76         340,459.66

        C Note         81,592.30        256,266.41         337,858.71

        D Note      3,889,432.74        745,618.51       4,635,051.25

        E Note     47,177,841.55              0.00      47,177,841.55
                   -------------      ------------     --------------
                   51,321,482.38      1,945,212.00     53,266,694.38
                   =============      ============     ==============



        CLASS                        UNPAID BALANCE
                      -----------------------------------------------
                          Note           Other (1)           Total
                      ----------      ------------     --------------
        A Note              0.00        672,144.32         672,144.32

        B Note              0.00        271,182.76         271,182.76

        C Note              0.00        256,266.41         256,266.41

        D Note      3,889,432.74        745,618.51       4,635,051.25

        E Note     47,177,841.55              0.00      47,177,841.55
                   -------------      ------------      -------------
                   51,067,274.29      1,945,212.00      53,012,486.29
                  ==============      ============      =============

        Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

   1.3. PRINCIPAL AMOUNTS

        CLASS          Target         Target    Additional  Target Amount
                      Balance         Amount     Principal    Shortfall
                  -------------    ------------ ----------  -------------
        A Note    62,499,450.00   20,448,155.67       0.00  19,707,200.17

        B Note    40,063,750.00            0.00       0.00           0.00

        C Note    35,256,100.00    4,303,803.71       0.00   4,303,803.71

        D Note    28,845,900.00    5,176,800.00       0.00   5,176,800.00
                  -------------   -------------       ----  -------------
                                  29,928,759.38       0.00  29,187,803.88
                                  =============      =====  =============

   1.4. OTHER AMOUNTS

              a) Class D Note Unpaid Makewhole Premium Amount...............0.00

              b) Class E Contingent Interest Amount.........................0.00

              c) Unpaid Annual Dividends Balance........................3,000.00


                                                                                          Page 8 of 44 Pages

                  Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

---------------------------------------------------------------------------------------------------------------------------------
                                                    ADDITIONAL ITEMS REPORT
Distribution Date:               15-Oct-03
---------------------------------------------------------------------------------------------------------------------------------

1. ACCOUNT ACTIVITY SUMMARY:
----------------------------

   Note: Amounts reflect activity which has occured during the relevant Due
         Period, as well as transfers resulting from the current Payment Date.


   Name                                         Prior Balance        Deposits     Withdrawals   Adjustments        Balance
   ----------------------------------------     -------------    ------------    ------------   -----------  --------------
   COLLECTION ACCOUNT
    Collections Sub-Account*                    22,691,000.00    1,219,878.51    1,219,878.51        0.00     22,691,000.00
    Expense Sub-Account                                 (0.00)     210,196.02      210,196.02        0.00              0.00
    Aircraft Purchase Sub-Account                        0.00            0.00            0.00        0.00              0.00
    Class D Note Interest Reserve Sub-Account            0.00            0.00            0.00        0.00              0.00
    Contingency Reserve Sub-Account              1,400,000.00          970.58          970.58        0.00      1,400,000.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:  24,091,000.00    1,431,045.11    1,431,045.11        0.00     24,091,000.00

   LESSEE FUNDED ACCOUNT
    Segregated Maintenance Reserve Sub-Account           0.00            0.00            0.00        0.00              0.00
    Segregated Security Deposit Sub-Account              0.00            0.00            0.00        0.00              0.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:           0.00            0.00            0.00        0.00              0.00


    Amounts held in respect of the Liquidity Reserve Amount within the Collection Account*....................22,691,000.00


2. MISCELLANEOUS:

   2.1. AIRCRAFT DETAILS


   Aircraft          Aircraft    Avg. Appraised          Date          Aircraft           Event     Event          Sale/Insurance
   Lessee        Serial Number         Value (1)      Appraised       Book Value           Date  Description (2)      Proceeds
   ------------- -------------   --------------     -----------    -------------     ----------  --------------     -------------

   N/A                     127             0.00     31-Jul-2003             0.00       8/2/1999          S           5,525,217.00
   N/A                     283             0.00     31-Jul-2003             0.00     12/20/2002          S          20,757,041.00
   N/A                   11287             0.00     31-Jul-2003             0.00       7/2/1999          S          12,646,518.00
   N/A                   22381             0.00     30-Jun-2003             0.00      7/24/1997          S          35,000,000.00
   Asiana                23869    16,080,000.00     31-Jul-2003    18,523,680.00                                              -
   Travel Service        23870    17,170,000.00     31-Jul-2003    18,977,385.00                                              -
   Skynet Airlines       24519    18,300,000.00     31-Jul-2003    19,532,782.50                                              -
   China Southern        24898    15,150,000.00     31-Jul-2003    17,029,582.50                                              -
   N/A                   24914             0.00     31-Jul-2003             0.00      10/1/2002          S          11,577,067.00
   Air Canada            24952    42,880,000.00     31-Jul-2003    53,052,195.00                                              -
   Air Canada            25000    42,430,000.00     31-Jul-2003    53,106,592.50                                              -
   Air 2000              25054    28,180,000.00     31-Jul-2003    34,332,952.50                                              -
   Meridiana             49785    12,460,000.00     31-Jul-2003    18,023,040.00                                              -
   Allegian Air          49786    13,170,000.00     31-Jul-2003    18,140,377.50                                              -
                                 --------------                   --------------                                    -------------
                                 205,820,000.00                   250,718,947.50                                    85,505,843.00
                                 ==============                   ==============                                    =============



  Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
         (2) Event Description Key:  S = sold, L = loss and PDE = Premium Disposition Event.
         (3) Aircraft Best Value is currently in review.



   2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

         None

                                                              Page 9 of 44 Pages

                             Notice of Termination

From:   Aircraft Lease Portfolio Securitisation 92-1 Limited (ALPS)

To:     Arthur Andersen
        Andersen Corporate Services (Jersey) Limited


                                                                  1 October 2003

1. We refer to the Amended and Restated Administrative and Secretarial Services Agreement dated 5 February 2001 between ALPS, Andersen Corporate Services (Jersey) Limited and Arthur Andersen (the Agreement).

2. Further to the dissolution and liquidation of Arthur Andersen, Section 7.2(iii) of the Agreement applies.

3. In December 2002, Andersen Corporate Services (Jersey) Limited tendered its resignation under Section 7.3(b) of the Agreement.

4. As of the date of this Notice, ALPS hereby accepts the resignation of Andersen Corporate Services (Jersey) Limited as Administrative Agent under the Agreement and terminates the Agreement, save for those rights and obligations that are expressed thereunder as subsisting termination.

5. ALPS hereby reserves all of its rights against Arthur Andersen and Andersen Corporate Services (Jersey) Limited.

6. This notice of termination shall be governed by and construed in accordance with English law.

                                                             Page 10 of 44 Pages

    ALPS signature page to the Notice of Termination of Amended and Restated
               Administrative and Secretarial Services Agreement




Signed by:

/s/ Frederick W. Bradley, Jr.
----------------------------------------------------
for and on behalf of
Aircraft Lease Portfolio Securitisation 92-1 Limited

                                                             Page 11 of 44 Pages

                     Acknowledgement Notice of Termination

                                                                  1 October 2003

Arthur Andersen and Andersen Corporate Services (Jersey) Limited each hereby acknowledge receipt of the attached Notice, and Arthur Andersen agrees to provide or procure such cooperation as is reasonably requested by Mourant & Co. Limited to enable Mourant & Co. Limited to discharge its obligations as Administrative Agent to ALPS during the period commencing on and including 1 October 2003 and ending on and including 1 October 2004.


Agreed and acknowledged by                 Agreed and acknowledged by



for and on behalf of                       for and on behalf of
Arthur Andersen                            Andersen Corporate Servicces (Jersey)
                                           Limited

                                                             Page 12 of 44 Pages


                                 1 October 2003



              AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED






                             MOURANT & CO. LIMITED


               ==================================================

                ADMINISTRATIVE AND SECRETARIAL SERVICES AGREEMENT

               ==================================================

                                                             Page 13 of 44 Pages


ADMINISTRATIVE AND SECRETARIAL SERVICES AGREEMENT dated 1 October 2003

BETWEEN:

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED, a company incorporated under the laws of Jersey (the Company); and

MOURANT & CO. LIMITED, a company incorporated in Jersey and having its registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX (the Administrative Agent).

WHEREAS

The Company and the Administrative Agent have resolved to enter into this Agreement whereby the Administrative Agent will perform the Administrative Services.

IT IS AGREED as follows:

SECTION 1: DEFINITIONS

1.1  Definitions

Unless otherwise defined herein, all capitalised terms used but not defined herein have the meanings assigned to such terms in Appendix A hereto (Appendix
A).

1.2  Construction and Usage

The conventions of construction and usage set forth in Appendix A (subject as provided in Section 9.1) are incorporated by reference herein.

SECTION 2 APPOINTMENT; SECRETARIAL AND ADMINISTRATIVE SERVICES

2.1  Appointment

(a) The Administrative Agent is hereby appointed by the Company as the exclusive provider of the secretarial, administrative and related services set forth in Sections 2.3, 2.4 and 2.6 (the Administrative Services) to the Company and each ALPS 92-1 Subsidiary, and the Administrative Agent hereby agrees to perform such services on the terms and subject to the conditions set forth in this Agreement.

(b)  The parties agree that with effect from the date hereof:

     (i)  all  the   Administrative   Services   shall   be   provided   by  the
          Administrative Agent; and

     (ii) all fee payments falling due pursuant to Section 6 on or after the date hereof shall be paid by the Company to the Administrative Agent.

(c) The Administrative Agent hereby accepts such appointment and agrees to perform the Administrative Services on the terms and subject to the conditions set forth in this Agreement.

                                                             Page 14 of 44 Pages

2.2  Limitations

(a) The Administrative Agent agrees (with respect to the Administrative Services agreed by it to be carried out hereunder) to comply with the terms of the Memorandum and Articles of Association of the Company and all agreements to which the Company or any ALPS 92-1 Subsidiary is a party (including all Relevant Documents), provided that complete copies of such documents have been delivered to the Administrative Agent and, without prejudice to the foregoing, not to enter into, on behalf of the Company or any ALPS 92-1 Subsidiary, any commitments, loans or obligations or charge, mortgage, pledge, encumber or otherwise restrict or dispose of the property or assets of the Company or any ALPS 92-1 Subsidiary save (i) as expressly permitted by the terms of this Agreement; or (ii) upon the express direction of the Board.

(b) The Administrative Agent further agrees not to take any action inconsistent with the Business Objectives of the Company.

(c) In connection with the performance of the Administrative Services, the Administrative Agent shall:

     (i) in all cases be entitled to rely upon the instructions of the Company or any of its Representatives and upon notices, reports or other communications made by any Person providing services to the Company (other than any Affiliate of the Administrative Agent) and shall not be responsible for the accuracy or completeness of any such notices, reports or other communications except to the extent that the Administrative Agent has actual notice of any matter to the contrary; and

     (ii) not be obliged to act in any manner which the Administrative Agent reasonably determines is likely to violate any Applicable Law.

     (d) Unless (i) the Board has requested; and (ii) the Board and the Administrative Agent have agreed as to the scope of the commercial role and the limits of the commercial authority to be exercised by the Administrative Agent the Administrative Agent shall be under no obligation, and shall not be permitted, to engage in commercial negotiations with the Persons providing services to the Company, including where the context admits, the Servicer, the Cash Manager, the Reference Agent, the Financial Consultant and other Persons performing similar services or advising the Company (the Service Providers) or with their Representatives.

(e) The Administrative Agent may rely on the advice of any law firm, accounting firm, tax adviser, insurance adviser, aircraft appraiser or other professional adviser appointed by the Company or any ALPS 92-1 Subsidiary and shall not be liable for any claim by the Company or any ALPS 92-1 Subsidiary to the extent that the Administrative Agent was acting in good faith upon the advice of any such Persons.

(f) Notwithstanding any other provision of this Agreement, the Administrative Agent shall not be obliged, either initially or on a continuing basis, to provide the Company or any ALPS 92-1 Subsidiary with, except to the extent lawfully requested by the Commission or otherwise required by Applicable Law to be provided by the Company or any ALPS 92-1 Subsidiary, any confidential or proprietary information regarding its business (other than its business with respect to the Company) or the

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                                                             Page 15 of 44 Pages

     business or finances of any Persons (other than the Company or any ALPS 92-1 Subsidiary) whose assets it manages from time to time.

2.3  Company Secretarial Services

The Administrative Agent shall provide or procure the provision of the following services in Jersey:

(a)  a registered office and administrative office for the Company;

(b) the services of a secretary to the Company to perform all the duties properly required of a secretary of a Jersey public limited company by the directors of the Company;

(c) the circulation of notices of directors' and shareholders' meetings and requisitioning of meetings where necessary and the preparation, engrossment and distribution of minutes of such meetings as appropriate;

(d)  the   arrangement  of  annual  meetings  and  any  other  meetings  of  the shareholders of the Company;

(e) the maintenance of the statutory books of the Company and any other books and records required by Jersey law or required by the Company in the interests of good business practice, and the preparation and issue of share certificates;

(f) the preparation and submission of annual returns of the Company required by Jersey law;

(g)  the preparation,  submission and/or distribution of any reports, filings or
     other  documents   required  by  law  to  be  prepared,   submitted  and/or
     distributed by the Company in Jersey;

(h) the safekeeping of the company seal of the Company and arranging for sealing of documents as authorised by the directors of the Company;

(i) the preparation of the annual exempt company application for the Company for execution by a director and the filing thereof with the Comptroller of Income Tax in Jersey;

(j)  liaising with the auditors of the Company as necessary;

(k) (subject as hereinafter provided) the maintenance of a basic register of noteholders; and

(l) the acceptance of service of process in Jersey on behalf of the Company and of other notices sent to the Company.

The Administrative Agent shall not be required to continue the maintenance of a register of noteholders after the number of registered holders exceeds twenty but may agree to so continue upon condition as to the revision of the then current fees payable hereunder.

The Company hereby agrees that all information and data held by the Administrative Agent on any computer system of the Administrative Agent and relating to the services specified in this Section 2.3 is the sole property of the Administrative Agent and under its exclusive

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                                                             Page 16 of 44 Pages

control. The Administrative Agent agrees to keep such information as relates to the services provided under this Agreement confidential (subject to the exceptions specified in Section 9.3) and to use it solely for the purposes of this Agreement. The Administrative Agent agrees to keep a printed record of all information and data with respect to the Company which is held on the Administrative Agent's computer, and agrees that such printed record is the sole property of the Company.

2.4  Administrative Services

The Administrative Agent hereby agrees to perform and provide the following services for the Company and the Board:

General Administrative Services:

(a)  general administrative services, including:

     (i) preparation and distribution to the Board, at such time as shall be agreed between the Administrative Agent and the Board, of draft Board meeting agendas and any other papers required by the Board in connection with Board meetings;

     (ii) providing any administrative assistance reasonably necessary to assist the Board in carrying out its obligations, including providing timely notice of decisions to be made, or actions to be taken, by the Board under any of the Relevant Documents to the extent notice is not provided by the parties to such documents;

     (iii)providing administrative assistance to the Company in complying with, and monitoring the Company in connection with, its obligations pursuant to Clause 10.01 of the Deed of Charge (other than with respect to the Aircraft or with respect to the other services to be provided by the other Service Providers); and

     (iv) notifying the Cash Manager of any writedown by the Board in the Aircraft Book Value of any Aircraft.

Monitoring Performance of Service Providers:

(b) subject to Section 2.5, to monitor the performance of the Service Providers and to report on such performance to the Board, including;

     (i)  with respect to the Servicer;

          (A) monitoring and reviewing the information and other reports provided by the Servicer pursuant to Section 2.8 of the Servicing Agreement, including with respect to the status of lease payments, Lessee receivables, Maintenance Reserves, Security Deposits, adjustments of rentals and claims against Maintenance Reserves in accordance with Lease terms (to the extent provided to the Administrative Agent);

          (B) reviewing the maintenance reports prepared by the Servicer with respect to each Aircraft and reporting to the Board with respect to such reports;

                                                             Page 17 of 44 Pages

          (C) assisting the Board in establishing a procedure to evaluate the Servicer's performance relative to the Standard of Performance and the Conflicts Standard;

          (D) assisting the Board in establishing standards for evaluating the Servicer's performance relative to the terms of the Servicing Agreement generally, measuring such performance against such standards and recommending action with respect thereto;

          (E) reviewing and providing advice with respect to recommendations made by the Servicer for approval by the Board; and

          (F) monitoring the compliance of the Servicer with its obligations under Section 5.4(a) of the Servicing Agreement;

     (ii) with respect to the other Service Providers:

          (A) to the extent not provided for in the relevant agreement, assisting the Board in establishing standards for performance evaluation and compliance with the terms of such agreement;

          (B) measuring the performance and compliance of each Service Provider against such standards set forth under (A) above;

          (C) monitoring and reviewing the information and reports actually provided by the Cash Manager to the Administrative Agent and the Company and reviewing and providing advice to the Board with respect to such reports; and

          (D) implementing any other request by the Board to evaluate the performance of the Service Providers under the relevant agreement with the Company, at the Company's expense, to the extent services are required that are materially greater in scope than those being provided pursuant to the express terms of this Agreement;

Liaison with Rating Agencies:

(c) to the extent that the relevant information is provided to the Administrative Agent by the Company or the Service Providers, to act as liaison with the Rating Agencies to confirm the rating impact of any potential Board decisions;

Assistance relating to Aircraft Closings:

(d) to provide administrative assistance to the Board in connection with the redelivery of Aircraft by Lessees to the Company and closings of re-leases and/or sales of the Aircraft by the Company, including

     (i) co-ordinating with the Service Providers to monitor the protection of the Company's interests and rights (other than with respect to the Aircraft and Leases and any other matter relating to the Aircraft that is the responsibility of the Servicer) and co-ordinating the execution of documentation required from the Company at closings;

                                                             Page 18 of 44 Pages

     (ii) providing   suitably   qualified   personnel  to  attend  and  provide
          administrative support at the closings in connection with sales, re-leases, re-deliveries or purchases of the Aircraft, if required (it being understood that the Administrative Agent will not be obligated to provide legal counsel or legal or technical services to the Company);

     (iii)co-ordinating with the Board and the Service Providers and assisting in the management of the closing process with a view to ensuring that closings occur on a timely basis; and

     (iv) providing  all  necessary   administrative  support  to  complete  any
          documentation and other related matters;

Accounting Matters:

(e) to attend to the Company's accounting matters, based on the information provided by the Service Providers and the Company to the Administrative Agent, including:

     (i)  maintaining day to day accounting records of the Company;

     (ii) preparing an annual budget and presenting it to the Board for approval;

     (iii) establishing an accounting system;

     (iv) preparing quarterly and annual management accounts and furnishing such accounts to the Company on a timely basis;

     (v) arranging and managing the quarterly review of the management accounts by the Company's auditors;

     (vi) in conjunction with the Company's auditors, preparing and arranging for the preparation of the Company's draft statutory accounts and annual report of the Company for review by the Board;

     (vii)arranging for, co-ordinating with and assisting the Company's auditors in preparing the Company's annual audits;

     (viii) preparing or arranging for the preparation of and arranging for the filing of the Company's tax returns in conjunction with the Company's tax advisers; and

     (ix) reconciling the expected cash flows of the Company, as provided by the Financial Consultant, and the budget to actual results;

(f)  to co-ordinate with the Financial Consultant, including:

     (i)  reviewing  the  impact  on  the  Company's   operation  and  financial
          condition and on the Notes of any proposal for the re-lease or sale of an Aircraft; and

     (ii) analyzing the effect of the budget developed pursuant to (e)(ii) above on the expected cash flows of the Company with respect to the payment of the Notes;

                                                             Page 19 of 44 Pages

Hedging Strategy:

(g) with respect to hedging strategy; (i) to obtain the opinion of third party advisers, including the Financial Consultant, to assist the Board in making decisions as to hedging strategy and swap counterparties; and (ii) to provide administrative assistance with respect to any closings on behalf of the Company in connection with any such hedging activities, including in connection with swap agreements or other similar transactions approved by the Board;

Preparing and Filing Reports:

(h) based on information provided to the Administrative Agent by the Service Providers, to prepare, file and/or distribute, with the assistance of outside counsel and auditors, if appropriate, all reports to be prepared, filed and/or distributed by the Company or the Board, in each case subject to Board approval other than (i) any reports or filings relating specifically to the Aircraft, or the sale, purchase, lease or redelivery thereof, which are the responsibility of the Servicer; and (ii) those relating to the Luxembourg Stock Exchange that are the obligation of the Trustee pursuant to Section 4.03(c) of the Trust Agreement, including:

     (i) co-ordinating with legal counsel and other advisers to determine what filings the Company is required to make in various jurisdictions and preparing such filings or monitoring such counsel and advisers in connection with the preparation and filing of such materials;

     (ii) co-ordinating with special United States counsel to the Company and the Company's accountants on a regular basis to monitor compliance by the Company with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), in particular, working with such professional advisers to the Company and the Service Providers, as appropriate, to prepare on behalf of the Company and to arrange for the filing and distribution of an annual report on Form 20-F in respect of the Company and, as required from time to time and to meet the periodic reporting requirements of the Exchange Act, any required reports on Form 6-K in respect of the Company;

     (iii)consulting with the Company's advisers to determine what reports are required or recommended to be distributed to investors (including press releases), and managing investor relations on behalf of the Company, and preparing or arranging for the preparation and distribution of such reports at the Company's expense (other than those that are the responsibility of the Trustee pursuant to the Trust Agreement); and

     (iv) consulting with the Company's advisers to determine what reports are required to be filed with any Governmental Authorities, and preparing on behalf of the Company or arranging for the preparation of and arranging for the filing of any reports required to be filed with any other entity in order for the Company not to be in violation of Applicable Law or any covenants contained in the Deed of Charge;

Amendments to Documents:

(i)  with respect to amendments;

                                                             Page 20 of 44 Pages


     (i) to report to the Board on the substance of any proposed amendments to the Deed of Charge or any Relevant Documents (as defined in the Deed of Charge) other than the Lease Documents, the Related Collateral Documents, the Aircraft Sale Agreement and the Operational Documents; and

     (ii) to the extent requested by the Board, to coordinate with the Company's legal counsel, the other parties thereto and their counsel the preparation and execution of any amendments of the Relevant Documents (other than amendments relating to the Aircraft, the Leases or the
          Operational  Documents)  requested  by the  Company or by the  parties thereto, subject to approval by the Board, and to provide administrative assistance in the implementation of such amendments; and

Payment of Bills and Expenses

(j) to authorize payment of bills and expenses which are not in excess of the amount authorized by the Board from time to time and are permitted to be incurred pursuant to the terms of the Relevant Documents; and to execute payment of other bills and expenses approved by the Board, by remitting approved invoices to the Cash Manager for payment processing.

2.5  Qualification to Section 2.4(b)

The Administrative Agent shall not be obliged to make recommendations or give advice to the Company under Section 2.4(b) outside the scope of its business as a provider of trust and company administration services to special purpose entities.

2.6  Additional Administrative Services

Upon request by the Board, the Administrative Agent may provide additional Administrative Services, including (a) providing assistance in arranging a refinancing of all or a portion of the Notes; (b) undertaking an effort to avoid any adverse change in the tax status of the Company; and (c) such other actions as may be appropriate to facilitate the Company's business operations and assist the Board in carrying out its obligations.

2.7  ALPS 92-1 Subsidiaries

The Administrative Agent shall be responsible for coordinating with outside legal counsel, auditors, tax advisers and other professional advisers with respect to all corporate and administrative matters relating to the formation, operation, corporate affairs and related matters with respect to ALPS 92-1 Subsidiaries, including identifying such outside advisers, a potential company secretary and candidates for director of such ALPS 92-1 Subsidiaries to the extent necessary, and shall be permitted to incur expenses in respect of such ALPS 92-1 Subsidiaries without the Company's consent up to such aggregate amount as shall be authorized by the Board from time to time. Notwithstanding the foregoing, the Administrative Agent shall not have the authority to appoint any director or company secretary to an ALPS 92-1 Subsidiary without the consent of the Company nor shall the Administrative Agent or any of its personnel be required to act in any such capacity under any circumstances.

                                                             Page 21 of 44 Pages


2.8  Company Responsibility

(a) The obligations of the Administrative Agent to the Company hereunder are limited to those matters that are expressly the responsibility of the Administrative Agent in accordance with the terms of this Agreement. Notwithstanding the appointment of the Administrative Agent to perform the Administrative Services, the Company shall remain responsible for all matters and decisions related to its business, operations, assets and liabilities.

(b) Notwithstanding the delegation to the Administrative Agent of authority and responsibility with respect to the performance of certain of the Administrative Services as set forth in this Agreement, it is hereby expressly agreed and acknowledged that save as expressly permitted in accordance with the terms of this Agreement, the Administrative Agent is not authorized or empowered to make or enter into any agreement, contract or other legally binding arrangement, in respect of or relating to the business or affairs of the Company, or pledge the credit of or incur any indebtedness on behalf of the Company or any ALPS 92-1 Subsidiary, all such authorities and powers being reserved to the Company or the applicable ALPS 92-1 Subsidiary.

2.9  Professional Advice

The Administrative Agent may from time to time, on behalf of the Company or any ALPS 92-1 Subsidiary, as the case may be, and at the Company's expense (subject to Section 6.2), retain and instruct legal counsel, accounting, tax and other professional advisers (from among professional advisers approved in advance by the Board) to represent and advise the Company or such ALPS 92-1 Subsidiary when the Administrative Agent considers in good faith that it is appropriate or necessary for such advisers to be appointed to protect the interests and rights of the Company or such ALPS 92-1 Subsidiary or for the Administrative Agent to comply with its obligations under this Agreement; provided, however, that in any twelve month period, the Administrative Agent shall not be permitted to contractually oblige the Company to pay fees to such advisers pursuant to this
Section 2.9, Section 2.7 or any other section of this Agreement relating to the engagement of advisers in an aggregate amount in excess of that authorized by the Board from time to time.

SECTION 3 STANDARD OF PERFORMANCE; LIABILITY AND INDEMNITY

3.1  Standard of Performance

The Administrative Agent will devote the same amount of time and attention to and will be required to exercise the same level of skill, care and diligence in the performance of its services as it would if it were administering such services on its own behalf (the Standard of Performance).

3.2  Liability and Indemnity

(a) The Administrative Agent shall not be liable for any Losses or Taxes to or of or payable by the Company at any time from any cause whatsoever or any Losses or Taxes directly or indirectly arising out of or in connection with or related to the performance by the Administrative Agent of this Agreement except to the extent that such Losses or Taxes are the result of the Administrative Agent's own recklessness, wilful misconduct or gross negligence or that of any of its partners, officers, agents or employees, as the case may be.

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                                                             Page 22 of 44 Pages


(b) Notwithstanding anything to the contrary set forth in any other agreement to which the Company is a party, the Company does hereby assume liability for and does hereby agree, subject to the Deed of Charge, to indemnify and hold harmless on an After-Tax Basis the Administrative Agent, its partners, officers, employees and agents and each of them from any and all Losses or Taxes (other than (i) Taxes imposed on net income by the Revenue Authorities of Jersey in respect of any payment by the Company to the Administrative Agent in respect of the performance of the Administrative Services by the Administrative Agent; and (ii) Taxes imposed on net income of the Administrative Agent by any Government Authority other than Jersey Authorities to the extent such Taxes would not have been imposed in the absence of any connection of the Administrative Agent with such jurisdiction imposing such Taxes other than any connection that results from the performance by the Administrative Agent of its obligations under this Agreement) that may be imposed on, incurred by or asserted against any of them arising out of, in connection with or related to the Administrative Agent's performance of its services pursuant to this Agreement (including any Losses or Taxes incurred by the Administrative Agent as a result of indemnifying any Person to whom it shall have delegated its obligations hereunder in accordance with Section 8.1, but only to the extent the Administrative Agent would have been indemnified had it performed such obligations), except as a result of the gross negligence, wilful misconduct or recklessness of the Administrative Agent or any of its partners, officers, employees or agents, or any breach of the Administrative Agent's obligations hereunder.

     The foregoing indemnity shall expressly inure to the benefit of any partner, officer or employee of the Administrative Agent now existing or in the future and to the benefit of any successor of the Administrative Agent and shall survive the expiration of this Agreement.

(c) The Administrative Agent agrees to indemnify and hold harmless on an After-Tax Basis the Company, its directors and its agents for any Losses whatsoever which they or any of them may incur or be subject to in consequence of the performance of the Administrative Services or any breach of the terms of this Agreement by the Administrative Agent, but only to the extent such Losses arise due to the gross negligence, wilful misconduct or recklessness or fraud of the Administrative Agent or any of its partners, officers or employees, as the case may be; provided, however, that this indemnity shall not apply and the Administrative Agent shall have no liability in respect of:

     (i)  Losses that arise from the wilful  misconduct,  recklessness  or gross
          negligence  of  the  Company  or  any  ALPS  92-1  Subsidiary,   their
          respective directors or agents,

     (ii) Losses resulting from any breach by the Administrative Agent of its obligations under this Agreement to the extent such breach is a result of a Service Provider's failure to perform its obligations to the Company or a failure by the Company to comply with its obligations under this Agreement,

     (iii)Losses resulting from any action that the Company requires the Administrative Agent to take pursuant to a direction but only to the extent that the Administrative Agent takes such action in accordance with such direction and in accordance with the provisions hereof, or

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                                                             Page 23 of 44 Pages


     (iv) Losses resulting from a refusal by the Company to take action upon a recommendation made in good faith by the Administrative Agent in accordance with the terms hereof.

3.3  Conflicts of Interest

The Company acknowledges and agrees that:

(a) in addition to providing the Administrative Services under this Agreement, the Administrative Agent may provide similar services for other third parties;

(b) in the course of conducting such activities, the Administrative Agent will from time to time have conflicts of interest in performing its duties on behalf of the Company and any ALPS 92-1 Subsidiary and the various entities in respect of which it provides such similar services; and

(c) the Board has approved the transactions contemplated by this Agreement and desires that such transactions be consummated and in giving such approval the Board has expressly recognized that such conflicts of interest may arise and that when such conflicts of interest arise, the Administrative Agent shall promptly report the same to the Company and shall act in a manner that does not violate the Standard of Performance and would not be reasonably likely to have a Material Adverse Effect on the Company.

SECTION 4 UNDERTAKINGS OF AGENT

4.1  Administrative Agent Undertakings

The Administrative Agent hereby covenants with the Company as follows:

(a) if the Administrative Agent receives any money whatsoever, which money belongs to the Company or the Security Trustee or is to be paid to the Company or the Security Trustee or into any Account pursuant to any Relevant Document or otherwise, it will hold such money in trust for the Company or the Security Trustee, as the case may be, and shall keep such money separate from all other money belonging to the Administrative Agent and shall forthwith upon receipt thereof pay the same into the relevant Account in accordance with the terms hereof:

(b)  it  will  comply  with  any  proper  and  lawful  directions,   orders  and
     instructions which the Company may from time to time give to it in accordance with the provisions of this Agreement;

(c) it will not knowingly fail to comply with any legal requirements in the performance of the Administrative Services;

(d) it will not (save as may be requested by the Security Trustee) take any steps for the purpose of procuring the appointment of any administrative receiver or the making of an administrative order or for instituting any bankruptcy, reorganization, arrangement, insolvency, winding up, liquidation, composition or any like proceedings under the laws of Jersey or any other jurisdiction in respect of the Company or any ALPS 92-1 Subsidiary or in respect of any of their liabilities;

                                                             Page 24 of 44 Pages


(e) it will promptly take or arrange for the taking of all such steps to prepare and file the application for the Company to renew its annual exemption from Jersey taxation, including coordinating and arranging for the filing of all necessary papers with the appropriate Jersey fiscal and other authorities; and

(f) it will cooperate with the Company and its agents and directors, including by providing such information as may reasonably be requested, to permit the Company or its authorized agents to monitor the Administrative Agent's compliance with its obligations under this Agreement.

4.2  Approvals

The Administrative Agent recognizes that certain instructions hereunder and under the other Relevant Documents to be given by the Company may also require the approval of an ALPS 92-1 Subsidiary. In such circumstances, the Administrative Agent will seek approval from the Relevant ALPS 92-1 Subsidiary and shall report on such approval to the Board.

SECTION 5 UNDERTAKINGS OF THE COMPANY

5.1  Co-operation

The Company shall, and shall cause each ALPS 92-1 Subsidiary to, and shall use commercially reasonable efforts to cause any Service Provider to, at all times cooperate with the Administrative Agent to enable the Administrative Agent to provide the Administrative Services, including providing the Administrative Agent with all powers of attorney as may be reasonably necessary or appropriate for the Administrative Agent to perform the Administrative Services.

5.2  Information

The Company will provide the Administrative Agent with the following information in respect of itself and any ALPS 92-1 Subsidiaries:

(a)  a list of all legal advisers;

(b) copies of all Relevant Documents, including the Memorandum and Articles of Association (or equivalent documents) of each such Person, and copies of all statutory books and records maintained on behalf of such Persons;

(c) details of all bank accounts and bank mandates maintained by or on behalf of the Company and any ALPS 92-1 Subsidiaries;

(d) names of and contact information with respect to the board of directors, company secretaries and registered offices of the Company and any ALPS 92-1 Subsidiary; and

(e) such other information as is necessary to the Administrative Agent's performance of the Administrative Services; and

(f) a copy of any information provided to the Company pursuant to Section 2.8(b) and (c) of the Servicing Agreement;

                                                             Page 25 of 44 Pages

Provided, that such information as is referred to in this Section 5.2 (with the exception of paragraph (e)) shall be provided to the Administrative Agent upon execution of this Agreement and, in respect of any amendment or changes to the information provided to the Administrative Agent upon execution of this Agreement, promptly following the effectiveness of such amendments or changes.

5.3  Scope of Services

In the event the Company or any ALPS 92-1 Subsidiary shall enter into any agreement, amendment or other modification of any Aircraft Assets Related Document or shall take any other action that has the effect of increasing in any material respect the scope, nature or level of the Administrative Services to be provided under this Agreement without the Administrative Agent's express prior written consent, the Company shall so notify the Administrative Agent and the Administrative Agent shall not be obligated to perform the affected Administrative Service to the extent of such increase unless and until the Administrative Agent and the Company shall agree on the terms of such increased Administrative Service, it being understood that:

     (i) the Administrative Agent shall have no liability to the Company or such ALPS 92-1 Subsidiary directly or indirectly arising out of, in connection with or related to the Administrative Agent's failure to perform such increased Administrative Service prior to any such agreement; and

     (ii) the Company shall be permitted to engage another Person to perform the affected Administrative Service without the prior written consent of the Administrative Agent.

5.4  Ratification

The Company hereby ratifies and confirms and agrees to ratify and confirm (and shall furnish written evidence thereof upon request of the Administrative Agent) whatever the Administrative Agent does in accordance with this Agreement in the exercise of any of the powers or authorities conferred upon the Administrative Agent under the terms of this Agreement, it being expressly understood and agreed that neither the Company nor any ALPS 92-1 Subsidiary shall have any obligation to ratify and confirm, and expressly does not ratify or confirm, any act or omission of the Administrative Agent in violation of the Standard of Performance or for which the Administrative Agent is obligated to indemnify the Company or any ALPS 92-1 Subsidiary under Section 3 hereof.

SECTION 6 ADMINISTRATIVE FEES AND EXPENSES

6.1  Administrative Fees

(a) The Company shall pay to the Administrative Agent quarterly in arrears its professional charges properly incurred for performing the services to be performed by it under this Agreement (the Administrative Fee). The Administrative Fee shall be payable in pounds sterling on each Payment Date occurring in February, May, August and November. The first Administrative Fee shall be payable in respect of the period from and including the date hereof. The Administrative Fee shall be calculated on the basis of hourly rates to be agreed between the Company and the Administrative Agent from time to time.

                                                             Page 26 of 44 Pages

(b) The Administrative Agent will attach to any invoice issued by it to the Company a schedule showing the fee-earners that have performed the work which has enabled the Administrative Agent to provide the services contemplated by this Agreement, the amount of hours spent by each fee-earner and the hourly rate to be charged for such fee-earner.

(c) In addition, the Company shall pay to the Administrative Agent a transaction fee to be determined at the time such services are agreed to with respect to any Administrative Services to be provided pursuant to
     Section 2.6.

6.2  Expenses

(a) The Company shall be responsible for the following expenses incurred by the Administrative Agent in the performance of its obligations (Reimbursable Expenses):

     (i) telephone, fax and communication costs and expenses and reasonable out of pocket expenses, including travel, accommodation and subsistence and approved expenditures in respect of insurance coverage for the Administrative Agent (up to a maximum annual amount of seven thousand five hundred pounds sterling ((pound)7,500) for all such costs and expenses);

     (ii) expenses expressly authorized by the Company; and

     (iii)expenses expressly authorized pursuant to other provisions of this Agreement.

(b)  The  Administrative  Agent  shall be  responsible  for all other  costs and
     expenses  relating  to  or  associated  with  the  Administrative   Agent's
     performance of its duties as set forth in this Agreement.

6.3  Taxes

The fees specified in Section 6.1 are net of any value added tax required to be accounted by the Administrative Agent. Where the Administrative Agent is required to account for value added tax in respect of any amounts payable by or on behalf of the Company to the Administrative Agent, the Company shall pay to the Administrative Agent such additional amounts as are necessary to discharge such value added tax upon production of a valid value added tax invoice.

6.4  Payment of Expenses

No later than each Determination Date, the Administrative Agent shall deliver a notice to the Cash Manager and the Company, setting forth the amounts of Reimbursable Expenses by the Administrative Agent pursuant to Section 6.2 up to and including such Determination Date (it being understood that if there are no such expenses the Administrative Agent will be under no obligation to provide such notice). On the next Payment Date following such Determination Date the Company shall pay to the Administrative Agent all such amounts.

6.5  Deed of Charge

The Administrative Agent acknowledges that its right to payments made under this Agreement shall be subject to the order of priorities specified in the Deed of Charge.

                                                             Page 27 of 44 Pages


SECTION 7 TERM; REMOVAL OF OR TERMINATION BY THE ADMINISTRATIVE AGENT

7.1  Term

This Agreement shall have a non-cancellable term commencing on the date hereof and expiring on 15 June 2006. During such term, this Agreement shall not be terminable by either party except as expressly provided in this Section 7.

7.2  Company's Right to Terminate

At any time during the term of this Agreement, the Company shall be entitled to terminate this Agreement in accordance with Section 7.4 if:

     (i) the Administrative Agent shall be in material breach of any of its obligations under this Agreement;

     (ii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking relief in respect of the Administrative Agent, or of a substantial part of the property or assets of the Administrative Agent, under any bankruptcy, insolvency, receivership or similar law, and such proceeding or petition shall continue undismissed for sixty (60) days, or an order or decree approving or ordering any of the foregoing shall be entered or the Administrative Agent shall go into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have a liquidator, administrator, trustee in bankruptcy or similar officer appointed over it, or if a petition or proceeding is presented for any of the foregoing and not discharged within sixty (60) days; or

     (iii)the Administrative Agent shall (A) voluntarily commence any proceeding or file any petition seeking relief under any bankruptcy, insolvency, receivership or similar law; (B) consent to the institution of, or fail to contest the filing of, any petition described in clause (ii) above; (C) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (D) make a general assignment for the benefit of its creditors; or (E) become insolvent or unable to pay its debts as they fall due.

7.3  Agent's Right to Resign

(a) At any time during the term of this Agreement the Administrative Agent shall be entitled to resign in accordance with Section 7.4 if:

     (i)  the Company shall fail to pay in full (A) any  Administrative  Fee; or
          (B) any Reimbursable Expenses in an aggregate amount in excess of twenty five thousand pounds ((pound)25,000) (or the equivalent in other currencies); or (C) any other amount payable to the Administrative Agent hereunder, in each case within the latter of the date falling thirty (30) days after the due date and fifteen (15) days after receipt by the Company of written notice from the Administrative Agent of such failure; or

     (ii) the Company or any ALPS 92-1 Subsidiary shall fail to perform or observe or shall violate in any material respect any material term, covenant, condition or agreement to be performed or observed by it in respect of this Agreement

                                                             Page 28 of 44 Pages


          for thirty (30) days after the Company shall have received notice of such failure (other than with respect to payment obligations of the Company referred to in clause (a)(i) of this Section 7.3); or

     (iii)an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking relief in respect of the Company, or of a substantial part of the property or assets of the Company, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other U.S. Federal or state or foreign bankruptcy, insolvency, receivership or similar law, and such proceeding or petition shall continue and undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered or the Company shall go into liquidation, suffer a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it or if a petition or proceeding is presented for any of the foregoing and not discharged within sixty (60) days; or

     (iv) the Company shall (A) voluntarily commence any proceeding or file any petition seeking relief under any U.S. Federal or state or foreign bankruptcy, insolvency, receivership or similar law; (B) consent to the institution of, or fail to contest the filing of, any petition described in clause (a)(iii) above; (C) file an answer admitting the material allegations of a petition filed against it in any such proceeding; or (D) make a general assignment for the benefit of its creditors.

(b) The Administrative Agent may resign at any time on thirty (30) days' written notice, subject to Section 7.4 and 7.5.

7.4  Method of Termination or Resignation

(a) No termination of this Agreement by the Company or resignation by the Administrative Agent shall become effective prior to the date of appointment by the Company of a successor Administrative Agent and the acceptance of such appointment by such successor Administrative Agent.

(b) Upon action by either party pursuant to the provisions of this Section 7.4, the Administrative Agent shall be entitled to the payment of any compensation owed to it by the Company hereunder and to the reimbursement of all Reimbursable Expenses incurred in connection with all services rendered by it hereunder, as provided in Section 6, and for so long as the Administrative Agent is continuing to perform any of the Administrative Services for the Company or any ALPS 92-1 Subsidiary, the Company shall continue to pay fees and expenses to the Administrative Agent net of any amounts that shall have been finally adjudicated by a court of competent jurisdiction to be owed by the Administrative Agent, until a successor Administrative Agent shall have been appointed and shall have accepted such appointment in accordance with the provisions of Section 7.5.

7.5  Consequences of Termination or Resignation

(a)  Notices:

     (i) Following the termination of this Agreement by the Company or resignation of the Administrative Agent pursuant to Section 7.3, the Administrative

                                                             Page 29 of 44 Pages


          Agent will promptly forward to the Company and, where applicable, any ALPS 92-1 Subsidiary, any notices received by it during the year immediately after removal or resignation.

     (ii) The Company or any ALPS 92-1 Subsidiary, as the case may be, will notify promptly any relevant third party, including each Rating
          Agency, of the termination of this Agreement by the Company or resignation by the Administrative Agent under this Agreement and will request that any such notices and accounting reports and communications thereafter be made or given directly to the entity engaged to serve as Administrative Agent, and the Company or any ALPS 92-1 Subsidiary, as the case may be.

(b) Accrued Rights: A termination of this Agreement by the Company or resignation by the Administrative Agent hereunder shall not affect the respective rights and liabilities of either party accrued prior to such termination or resignation in respect of any prior breaches hereof or otherwise.

(c)  Replacement Agent:

     (i) If this Agreement is terminated by the Company or the Administrative Agent resigns under Section 7.3, the Administrative Agent will co-operate with any person appointed to perform the Administrative Services, including providing such person with all information and documents reasonably requested.

     (ii) The Administrative Agent may not resign from its obligations and duties as Administrative Agent hereunder, nor may this Agreement be terminated by the Company or the Administrative Agent unless (a) a successor Administrative Agent has been appointed and has accepted such appointment; and (b) the Company has received written confirmation from each of the Rating Agencies that no lowering or withdrawal of the then current Ratings of any subclass of Certificates will result from such appointment.

7.6  Survival of Obligations

Notwithstanding any termination or the expiration of this Agreement, the obligations of the Company and the Administrative Agent under Section 3.2 (insofar as such obligations subsist in respect of the period prior to such termination or expiration) shall survive such termination or expiration, as the case may be.

SECTION 8 ASSIGNMENT AND DELEGATION

8.1  No Assignment or Delegation

None of the parties to this Agreement shall assign or delegate or otherwise subcontract this Agreement or all or any part of its rights or obligations hereunder to any Person without the prior written consent of the other parties, except that the Company may assign its rights hereunder under the Deed of Charge and except that the Administrative Agent may assign or delegate with the prior approval of the Board. Notwithstanding the foregoing, no delegation shall relieve the Person who is a party to this Agreement from its obligations hereunder.

                                                             Page 30 of 44 Pages


8.2  Accession of Successors

Without limiting the foregoing, any Person who shall become a successor by assignment or otherwise of the Company or the Administrative Agent (or any of their respective successors) in accordance with Section 8.1 shall be required as a condition to the effectiveness of any such assignment or other arrangement to become a party to this Agreement.

8.3  Notice of Assignment

The Company hereby gives notice to the Administrative Agent (receipt of which is hereby acknowledged by the Administrative Agent) of the assignment pursuant to Clause 3.04(i) of the Deed of Charge to the Security Trustee of all of the Company's right, title and interest in, to and under this Agreement, and authorises and instructs the Administrative Agent to comply with any instruction given by the Security Trustee which, but for such assignment, the Administrative Agent would have been obliged under this Agreement to comply with if such instruction had been given by the Company.

SECTION 9 MISCELLANEOUS

9.1  Documentary Conventions

The Documentary Conventions (excluding paragraphs (b) Governing Law and (c) Jurisdiction; Court Proceedings; Waiver of Jury Trial, and excluding paragraph
(d) Agent insofar as it relates to a United Kingdom process agent for the Administrative Agent) shall govern this Agreement.

9.2  Governing Law and Jurisdiction

(a) This Deed shall be governed by and construed in accordance with the laws of England.

(b) Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts. Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England or federal U.S. or New York State courts located in New York, New York being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

(c) The Company hereby agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding in England or New York, New York to the Person named as the process agent of the Company in Exhibit R to the Deed of Charge at the address set out therein or at the principal London or New York City offices of such process agent, if not the same.

(d) The Administrative Agent shall at all times maintain an agent for service of process in England and New York and hereby agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding in England to its agent in England being Mourant

                                                             Page 31 of 44 Pages


     & Co. Capital (SPV) Limited of 4 Royal Mint Court, London EC3N 4NJ and in connection with any suit, action or proceeding in New York to its agent in New York being CorpAssist, Inc, 1090 Vermont Avenue, N.W., Suite 910, Washington D.C., 20005, U.S.A., fax 001 202 371 8090, attention John Christel. If for any reason, such agent no longer serves as agent of the Administrative Agent to receive service of process, the Administrative Agent shall promptly appoint another agent and advise the other parties hereto.

(e) The submission to the jurisdiction of the courts referred to in Section 9.2(b) shall not (and shall not be construed so as to) limit the right of the Company to take proceedings against the Administrative Agent in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

(f) Each of the parties hereto hereby consents generally in respect of any legal action or proceeding arising out of or in connection with this Agreement to the giving of any relief or the issue of any process in connection with such action or proceeding, including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such action or proceeding.

9.3  Restrictions on Disclosure

The Administrative Agent agrees that it shall not, prior to the termination or expiration of this Agreement or within the three years after such termination or expiration, disclose to any Person any confidential or proprietary information, whether of a technical, financial, commercial or other nature, received directly or indirectly from the Company or any of its Affiliates (including any ALPS 92-1 Subsidiary) regarding the Company or such Affiliates' business or the Aircraft Assets, except as authorized in writing by the Company or otherwise permitted by this Agreement, and except:

(a) in each case to its Representatives and any of its Affiliates in furtherance of the purposes of this Agreement, provided that any such Representatives or Affiliates shall have agreed to be bound by the restrictions on disclosure set forth in this Section 9.3;

(b) to the extent (i) required by Applicable Law or by judicial or administrative process or (ii) in the case of the Administrative Agent, reasonably necessary in order to enable the Administrative Agent to perform the Administrative Services, but in the case of (i) above, in the event of proposed disclosure, the Administrative Agent shall seek the assistance of the Company to protect information in which the Company has an interest to the maximum extent achievable; and

(c)  to the extent that the information:

     (i)  was generally available in the public domain;

     (ii) was  lawfully   obtained   form  a  source  under  no   obligation  of
          confidentiality, directly or indirectly, to the Company;

     (iii) was disclosed to the general public with the approval of the Company;

                                                             Page 32 of 44 Pages


     (iv) was in the files, records or knowledge of the Administrative Agent or any of its Affiliates prior to initial disclosure thereof to the Administrative Agent or any of its Affiliates by the Company;

     (v) was provided by a member of the Board to the Administrative Agent or any of its Affiliates without any express written (or, to the extent such information was provided in an oral communication, oral) restriction on use of or access to such information, and such information would not reasonably be expected to be confidential, proprietary or otherwise privileged; or

     (vi) was developed independently by the Administrative Agent or any of its Affiliates; and

     (vii)to the extent the Administrative Agent reasonably deems necessary to protect and enforce its rights and remedies under this Agreement; provided that prior to disclosure of such information the Administrative Agent shall inform the Company of such disclosure.

9.4  No Partnership

(a) It is expressly recognized and acknowledged that this Agreement is not intended to create a partnership, joint venture or other similar arrangement between the Company or any ALPS 92-1 Subsidiary on the one part and the Administrative Agent on the other part. It is also expressly understood that any actions taken on behalf of the Company or any ALPS 92-1 Subsidiary by the Administrative Agent shall be taken as agent for the Company or such ALPS 92-1 Subsidiary, either naming the Company or such ALPS 92-1 Subsidiary, or naming the Administrative Agent as agent for an undisclosed principal. Neither the Company nor any ALPS 92-1 Subsidiary shall hold itself out as a partner of the Administrative Agent and the Administrative Agent will not hold itself out as a partner of the Company or any ALPS 92-1 Subsidiary.

(b) The Administrative Agent shall have no fiduciary duty or other implied obligations or duties to the Company, any Lessee or any other person arising out of this Agreement.

9.5  Further Assurances

The Administrative Agent agrees, from time to time upon request by the Company, to execute, at its expense, any document or do any act or thing which the Company may properly and reasonably specify with a view to perfecting or giving effect to the Company's rights under this Agreement.

9.6  Representation

The  Administrative  Agent  represents and warrants that it is registered  under
Article 8 of the Financial Services (Jersey) Law 1998 (as amended) to carry on trust company business.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto on the date first written above.

                                                             Page 33 of 44 Pages


        Administrative and Secretarial Services Agreement Signature Page


MOURANT & CO. LIMITED


By:    /s/ Daniel Le Blancq
       -------------------------
Name:  Daniel Le Blancq
Title: Authorised Signatory




AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED


By:    /s/ George Adrian Robinson
       --------------------------
Name:  George Adrian Robinson
Title: Director

                                                             Page 34 of 44 Pages


                                   APPENDIX A

                       CONSTRUCTION AND USAGE; DEFINITIONS

Construction and Usage

The terms defined below have the meanings set forth below for all purposes. "Include", "includes" and "including" shall be deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import. "Writing", "written" and comparable terms refer to printing, typing, lithography or other means of reproducing words in a visible form. Any agreement or instrument or any law, rule or regulation of any Governmental Authority defined or referred to below or in any Operative Agreement means such agreement or instrument or such law, rule or regulation as from time to time amended, modified or supplemented in accordance with the provisions of the Deed of Charge (as herein defined), including (in the case of agreements or instruments) by waiver or consent and (in the case of such law, rule or regulation) by succession of any comparable successor law, rule or regulation and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Any term defined below by reference to any agreement or instrument or any law, rule or regulation of any Governmental Authority has such meaning whether or not such agreement, instrument or law, rule or regulation is in effect. "Agreement", "hereof", "herein", "hereunder" and comparable terms refer to the agreement in which such term appears (including all exhibits and schedules thereto) and not to any particular article, section, clause or other subdivision thereof or attachment thereto. References to any gender include, unless the context otherwise requires, references to all genders, and references to the singular include, unless the context otherwise requires, references to the plural and vice versa. "Shall" and "will" have equal force and effect. References in any Operative Agreement to "Article", "Section", "Clause" or another subdivision or to an attachment are, unless the context otherwise requires, to an article, section, clause or subdivision of or attachment to such agreement.

Definitions

Administrative   Agency  Agreement  means  the  Administrative  and  Secretarial
Services Agreement dated as of October 1, 2003, between the Administrative Agent and the Company.

Administrative Agent means Mourant & Co. Limited.

Affiliate means a Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified.

After-Tax Basis means on a basis such that any payment received, deemed to have been received or receivable by any Person shall, if necessary, be supplemented by a further payment to that Person so that the sum of the two payments shall, after deduction of all Federal, state, local and Irish or other foreign Taxes, penalties, fines, interest, additions to Tax and other charges resulting from the receipt (actual or constructive) or accrual of such payments imposed by or under any Federal, state, local or Irish or other foreign law or Governmental Authority (after taking into account any current deduction to which such Person shall be entitled and on a present value basis (determined on the basis of discounting at 8%) any deductions, credits, or other tax benefits in other years to which such Person reasonably anticipates being entitled), with respect to the amount that gave rise to the underlying payment), be equal to the payment received, deemed to have been received or receivable.

                                                             Page 35 of 44 Pages


Agreed Value Payment has the meaning assigned to such term in Section 2.8(a)(viii)(1) of the Servicing Agreement.

Aircraft has the meaning assigned to such term in the Deed of Charge.

Aircraft Assets means all Aircraft owned by the Company or any ALPS 92-1 Subsidiary as of the Closing Date or at any time or from time to time thereafter; provided further that Aircraft Assets shall not include any Aircraft that shall have ceased to be an Aircraft Asset, including as a result of (a) the sale or other transfer of such Aircraft Asset or (b) the appointment and acceptance of a Replacement Servicer with respect to such Aircraft Asset in accordance with Section 10.05(c) of the Servicing Agreement.

Aircraft Assets Related Documents means, with respect to any Aircraft, (i) the Lease Documents and (ii) in addition thereto and thereafter, any other contracts or agreements from time to time executed under or in connection with the Lease relating to such Aircraft.

Aircraft Book Value has the meaning assigned to such term in the Deed of Charge.

Aircraft Sale Agreement means the Aircraft Sale Agreement dated as of June 27, 1996, between the Company and WFC.

ALPS 92-1 Subsidiary means Carotene Limited, an Irish company, any other subsidiary of the Company and, where the context so requires, any Special Lessor.

Applicable Law with respect to any Person means any law, directive, statute, ordinance, rule or regulation or code of conduct or practice of any U.S. Federal, state or local Governmental Authority, the EU or any Irish, Jersey or other non-U.S. or international Governmental Authority that applies to such Person or any of its properties or assets.

Available Funds means, with respect to any withdrawal to be made from the Transaction Account on any Payment Date, all funds on deposit in the Transaction Account on such date, in each case after giving effect to any withdrawal from such account that, pursuant to the Deed of Charge, has a higher priority than such withdrawal.

Board means the Board of Directors of the Company.

Business Day means a day on which commercial banks and foreign exchange markets settle payments in U.S. dollars in New York, New York, and London, England.

Business Objectives has the meaning assigned to such term in the Deed of Charge.

Cash Management Agreement means the Cash Management Agreement dated as of June 27, 1996, between the Cash Manager and the Company.

Cash Manager means Deutsche Bank Trust Company Americas, in its capacity as Cash Manager under the Cash Management Agreement.

Certificates   means  the  Pass  Through   Certificates   issued  by  ALPS  96-1
Pass-Through Trust in respect of the Trust Notes.

Class E Notes means, collectively, the 10% Class E-1 Note and the 10% Class E-2 Note, issued by the Company.

                                                             Page 36 of 44 Pages


Closing Date means June 27, 1996.

Commission means the United States Securities and Exchange Commission.

Company means Aircraft Lease Portfolio Securitisation 92-1 Limited, a company incorporated under the laws of Jersey, and, where the context requires, any ALPS 92-1 Subsidiary.

Conflicts Standard has the meaning assigned to such term in Section 3.2(b)(ii) of the Servicing Agreement.

Control (including, with its correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

Co-Security Trustee means Deutsche International Trust Co. (Jersey) Limited, in its capacity as co-security trustee under the Deed of Charge.

Deed of Charge means the Deed of Charge, Assignment and Priorities dated as of the Closing Date, among the Company, the Security Trustee, the Co-Security Trustee, the Trustee, the Cash Manager, the Reference Agent, the Servicer, WFC, Arthur Anderson (as the Administrative Agent at the Closing Date) and the Financial Consultant.

Determination Date has the meaning assigned to such term in the Deed of Charge.

Disposition Event means the sale or other disposition of an Aircraft, including by reason of the occurrence of a total loss under the Lease relating thereto.

Documentary Conventions with respect to any agreement, instrument or other document that states it is governed thereby, means that, except as otherwise expressly provided therein:

(a) Notices. Subject to paragraph (d) below, all notices, consents, directions, approvals, instructions, requests and other communications required or permitted by such agreement, instrument or other document to be given to any Person shall be in writing, and any such notice shall become effective upon the earlier of
(i) receipt thereof and (ii) five Business Days after being deposited in the mails, certified or registered, return receipt requested, with appropriate postage prepaid for first class mail, delivered by hand or courier service or in the form of a facsimile, when received (and, in the case of a facsimile, receipt of such facsimile is confirmed to the sender), and shall be directed to the address or facsimile number of such Person set forth below:

If to the Company, to it at:

     22 Grenville Street
     St. Helier, Jersey JE4 8PX, Channel Islands

     Attention:        Mourant & Co. Secretaries Limited
     Telephone:        011-44-1534-609000
     Telecopy:         011-44-1534-609333

If to the Cash Manager, the Trustee, the Reference Agent or the Financial Consultant, to each of them at:

                                                             Page 37 of 44 Pages


     Deutsche Bank Trust Company Americas
     60 Wall Street
     26th Floor MS NYC60-2606
     New York, New York 10005

     Attention:        Corporate Trust and Agency Group, Structured Finance Team
     Telephone:        212-250-8454
     Telecopy:         212-797-8606

     If to the Security Trustee, to it at:

     Deutsche Trustee Company Limited
     Winchester House
     1 Great Winchester Street
     London  EC2N 2DB
     England

     Attention:        Corporate Trust, ALPS 96-1
     Telephone:        011-44-207-545-8000
     Telecopy:         011-44-207-547-5919

     If to the Co-Security Trustee, to it at:

     Deutsche International Trust Co. (Jersey) Limited
     St Paul's Gate
     New Street
     St. Helier, Jersey  JE4 8YP, Channel Islands

     Telephone:        011-44-1534-889900
     Telecopy:         011-44-1534-889850

     If to the Servicer, to it at:

     Babcock & Brown Limited
     West Pier
     Dun Laoghaire
     Co Dublin
     Ireland

     Telephone:        011-353-1-231-1900
     Telecopy:         011-353-1-231-1901

     If to the Guarantor, to it at:

     Babcock & Brown LP
     2 Harrison Street
     6th Floor
     San Francisco, California 94105-1603

     Telephone:        415-512-1515
     Telecopy:         415-267-1500

                                                             Page 38 of 44 Pages



     If to the Administrative Agent, to it at:

     Mourant & Co. Limited

     22 Grenville Street
     St. Helier, Jersey JE4 8PX, Channel Islands

     Attention:        Mourant & Co. Secretaries Limited
     Telephone:        011-44-1534-609000
     Telecopy:         011-44-1534-609333

From time to time any party to such agreement, instrument or other document may designate a new address or number for purposes of notice thereunder by notice to each of the other parties thereto.

(b) Governing Law. SUCH AGREEMENT, INSTRUMENT OR OTHER DOCUMENT SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS (EXCLUDING PRINCIPLES OF CONFLICTS OF LAWS) OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

(c) Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any suit, action or proceeding against any party to such agreement, instrument or other document arising out of or relating to such agreement, instrument or other document, any transaction contemplated thereby or any judgment entered by any court in respect of any thereof may be brought in any New York State court located in the County of New York, Federal court sitting in the Second Circuit or court located in England, and each such party hereby submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. To the extent that service of process by mail is permitted by applicable law, each party hereto irrevocably consents to the service of process in any such suit, action or proceeding in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for above. Each party to such agreement, instrument or other document irrevocably agrees not to assert any objection which it may ever have to the laying of venue of any such suit, action or proceeding in any New York State court located in the County of New York, Federal court sitting in the Second Circuit or court located in England, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by Applicable Law, each party to such agreement, instrument or other document waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with such agreement, instrument or other document.

(d) Agent. Each of the Company and each ALPS 92-1 Subsidiary hereby appoints CT Corporation System, 1633 Broadway, New York, N.Y., U.S.A. 10019, as its nonexclusive agent for service of process in the United States. Each of the Company and each ALPS 92-1 Subsidiary hereby appoints Freshfields, 65 Fleet Street, London EC4Y 1HS, England, as its nonexclusive agent for service of process in the United Kingdom, in each case in connection with each Operative Agreement. The parties may use any legally available means of service of process. The Company will promptly notify the Servicer and the other persons listed in paragraph (a) of this definition of any change in the address of the respective agents; provided that the Company will at all times maintain an agent located within New York State

                                                             Page 39 of 44 Pages


for service of process in connection with each Operative Agreement, the identity of any successor Agent to be reasonably satisfactory to the Servicer.

(e) Consequential Damages. In no event will any party to such agreement, instrument or other document be liable to any other for incidental damages, lost profits, income tax consequences, lost savings or any other consequential damages, even if such party has been advised of the possibility of such damages, or for punitive damages, resulting from the breach of any obligation under such agreement, instrument or other document.

(f) Counterparts. Each such agreement, instrument or other document may be executed by the parties thereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same agreement, instrument or other document. All signatures need not be on the same counterpart.

(g) Entire Agreement; Amendment and Waiver. Such agreement, instrument or other document, together with the other Operative Agreements, shall constitute the entire agreement of the parties thereto with respect to the subject matter thereof and supersedes all prior written and oral agreements and understandings with respect to such subject matter. Neither any such agreement, instrument or other document nor any of the terms thereof may be terminated, amended, supplemented, waived or modified, except by an instrument in writing signed by the party against which the enforcement of the termination, amendment, supplement, waiver or modification shall be sought. No failure or delay of any party to any such agreement, instrument or other document, in exercising any power or right thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

(h) Table of Contents; Headings. The table of contents and headings of the various articles, sections and other subdivisions of such agreement, instrument or other document are for convenience of reference only and shall not modify, define or limit any of the terms or provisions of such agreement, instrument or other document.

(i) Parties in Interest; Limitation on Rights of Others. The terms of such agreement, instrument or other document shall be binding upon, and inure to the benefit of, the parties thereto and their permitted successors and assigns and, to the extent applicable, their respective Affiliates and Representatives. Except as expressly set forth in any such agreement, instrument or other document with respect to Affiliates and Representatives of the parties thereto, nothing in such agreement, instrument or other document, whether express or implied, shall be construed to give any Person (including any past, present or future employee of the Company or any of its Affiliates) (other than the parties thereto and their permitted successors and assigns) any legal or equitable right, remedy or claim under or in respect of such agreement, instrument or other document or any covenants, conditions or provisions contained therein.

(j) Method of Payment. Except as otherwise agreed, all amounts required to be paid by any party to such agreement, instrument or other document to any other party thereunder (including in respect of any judgment or settlement entered in respect of such agreement, instrument or other document) shall be paid in dollars, by wire transfer, or other acceptable method of payment, of same day funds to a Dollar account located in the United States as such party may specify by notice to the other party.

                                                             Page 40 of 44 Pages


(k) Payment on Business Days. If any payment under such agreement, instrument or other document is required to be made on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and no additional interest shall accrue thereon.

(l) Past Due Payments. Any amount payable to any party or any of its Affiliates or Representatives under any such agreement, instrument or other document shall be paid on the date therein specified for payment of such amounts. To the extent that all or a portion of such amount is not paid on such date, such amount (or the unpaid portion thereof) shall bear interest at the Stipulated Interest Rate from such date until and through the date that such amount has been paid in full

(m) Severability. Any provision of such agreement, instrument or other document that shall be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Applicable Law, the Company and each other party to this Agreement waives any provision of law that renders any provision of any agreement, instrument or other document prohibited or unenforceable in any respect.

(n) Judgment Currency.

     (i) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due under such agreement, instrument or other document in dollars into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Security Trustee could purchase dollars with such other currency in New York, New York, at 12:00 (noon), London, England time, on the Business Day immediately preceding the day on which final judgment is given.

     (ii) The obligation of each party in respect of any sum due to any other party under such agreement, instrument or other document in dollars shall, to the extent permitted by applicable law, notwithstanding any judgment in a currency other than dollars, be discharged only to the extent that on the Business Day following receipt of any sum adjudged to be so due in the judgment currency such party may in accordance with normal banking procedures purchase dollars in the amount originally due to such party with the judgment currency. If the amount of dollars so purchased is less than the sum originally due to such party, the other party will indemnify such party against the resulting loss.

Dollar or $ means the lawful money of the United States of America.

EU means the European Union.

Final Maturity Date has the meaning set forth in the Deed of Charge.

Financial Consultant means Deutsche Bank Trust Company Americas, in its capacity as Financial Consultant under the Financial Consulting Agreement.

Financial Consulting Agreement means the Financial Consulting Agreement dated as of June 27, 1996, between the Company and the Financial Consultant.

                                                             Page 41 of 44 Pages

Governmental Authority means any court, administrative agency or commission or other governmental agency or instrumentality (or any officer or representative thereof) domestic, foreign or international, of competent jurisdiction including, without limitation, the EU.

Guarantee means the Guarantee dated as of June 27, 1996, between the Guarantor and the Company.

Guarantor means Babcock & Brown Inc., a California corporation.

Intercompany Lease means (i) any head lease entered into between a Special Lessor, as lessor, and the Company or an ALPS 92-1 Subsidiary, as lessee, (ii) any head lease entered into between the Company, as lessor, and an ALPS 92-1 Subsidiary, as lessee, or (iii) any intermediate lease entered into between an ALPS 92-1 Subsidiary, as lessor, and another ALPS 92-1 Subsidiary, as lessee, and in each case any documents related thereto.

Interest Accrual Period means, with respect to each Payment Date, each period from and including the immediately preceding Payment Date through but excluding such Payment Date, except that the initial Interest Accrual Period will commence on and include the Closing Date and the final Interest Accrual Period will end on but exclude the Final Maturity Date or, if earlier, the date upon which the applicable class of Notes is paid in full.

Lease means any lease or other agreement or arrangement, including any Intercompany Lease, as the same may be amended, extended, novated, supplemented or varied from time to time, pursuant to which any Person has the right to possession and use of any Aircraft Asset.

Lease Documents has the meaning assigned to such term in the Deed of Charge.

Lessee means the lessee in respect of a Lease.

LIBOR means the London Interbank Offered Rate for deposits in United States Dollars, as determined pursuant to the Reference Agency Agreement.

Listing Agent means Kredietbank S.A. Luxembourgeoise.

Losses means any and all liabilities (including liabilities arising out of the doctrine of strict liability), obligations, losses, damages, penalties, Taxes, actions, suites, judgments, costs, fees, expenses (including reasonable legal fees, expenses and related charges and costs of investigation) and disbursements, of whatsoever kind and nature; provided, however, that the term "Losses" shall not include any management time or overhead expenses.

Maintenance Reserves means the maintenance reserves under each of the Leases, including any letters of credit, guarantees or other credit support held as part of such maintenance reserves.

Makewhole Premium has the meaning assigned to such term in the Deed of Charge.

Marketing Report means the report described in Section 2.8(b) of the Servicing Agreement.

Material Adverse Effect with respect to any Person means an event, condition, matter, change or effect that impacts or, insofar as reasonably can be foreseen, in the future is likely to impact, in a material adverse manner, the condition (financial or otherwise), properties, assets, liabilities, earnings, capitalization, shareholders' equity, licenses or franchises, businesses, operation or prospects of such Person or the ability of such Person to

                                                             Page 42 of 44 Pages

consummate the Transactions or to perform fully any of its obligations under any of the operative Agreements.

Memorandum and Articles of Association means the Memorandum and Articles of Association of the Company registered on May 13, 1992, as amended and supplemented from time to time.

Note Target Amounts means the Class A, Class B, Class C and Class D Note Target Amounts, as such terms are defined in the Deed of Charge.

Notes means, collectively, the Trust Notes and the Class E Notes.

Operative Agreements means the Deed of Charge, the Cash Management Agreement, the Administrative Agency Agreement, the Financial Consulting Agreement, the Reference Agency Agreement and all other agreements, instruments or other documents which are required by the terms of any thereof to be delivered in connection with any of the foregoing documents.

Payment Date means the 15th day of each month (or, if such day is not a Business Day, then the next succeeding Business Day) commencing August 15, 1996.

Person means any individual, firm, corporation, partnership, trust, body of persons, joint venture, governmental authority or other entity, and shall include any successor (by merger or otherwise) of such entity. Rating Agency means each of Moody's Investors Service, Inc. and Standard & Poor's Ratings Group, a division of McGraw-Hill Companies, and any other statistical rating organizations that are nationally recognized in the United States of America and contracted to rate the Certificates.

Ratings means the ratings assigned to the Certificates by the Rating Agencies.

Reference Agency Agreement means the Reference Agency Agreement dated as of June 27, 1996, among the Company and the Reference Agent.

Reference Agent means Deutsche Bank Trust Company Americas, in its capacity as Reference Agent under the Reference Agency Agreement.

Relevant Documents means (a) the Deed of Charge, the Notes, the Aircraft Sale Agreement, the Servicing Agreement, the Guarantee, the Cash Management Agreement, the Trust Agreement, the Reference Agency Agreement, the Financial Consulting Agreement, the Administrative Agency Agreement and any Swap Agreements and (b) the Operational Documents, the Security Documents, the Related Collateral Documents, the Lease Documents and any Swap Guarantees (each of the terms in this clause (b) as defined in the Deed of Charge).

Rents means the rent payable pursuant to a Lease.

Replacement Servicer means a replacement servicer to perform some or all of the services under the Servicing Agreement formerly performed by the Servicer, appointed in accordance with Section 10.5(c) of the Servicing Agreement.

                                                             Page 43 of 44 Pages

Representatives with respect to any Person means the officers, directors, employees, advisors and agents of such Person.

Security Trustee means Deutsche Trustee Company Limited, in its capacity as Security Trustee under the Deed of Charge.

Servicer means Babcock & Brown Limited.

Servicing Agreement means the Servicing Agreement dated as of June 27, 1996, among the Company and the Servicer.

Special Lessor has the meaning assigned to such term in the Deed of Charge.

Stipulated Interest Rate means, for any period, a rate per annum equal to LIBOR in effect during such period plus 3.5% per annum.

Subsidiary of any Person means a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is, now or hereafter owned or Controlled, directly or indirectly, by such Person, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or Control exists.

Swap Agreement means any interest rate swap, cap or floor agreement or other interest rate hedging mechanisms entered into between the Company and any financial institution satisfying the criteria set forth in the Deed of Charge.

Target Balances means the Class A, Class B, Class C and Class D Note Target Balances, as such terms are defined in the Deed of Charge.

Tax or Taxes means all fees (including  documentation,  license and registration fees), taxes, assessments, levies, impositions, duties, withholdings and other governmental charges of any nature whatsoever (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, social security, employment, excise, documentary, stamp, corporation, corporation profits, advance corporation, capital duty, capital gains, capital acquisitions, wealth, vehicle registration, social insurance, and property taxes), together with all interest, fines, penalties and additions imposed with respect to such amounts.

Total Loss Proceeds has the meaning assigned to such term in the Deed of Charge.

Transaction  Account has the meaning  assigned to such term in Section  2.03 (b)
(iii) of the Cash Management Agreement.

Trust Agreement means the Trust Agreement dated as of June 27, 1996, between the Trustee and the Company.

Trust Notes means, collectively, the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes issued by the Company.

                                                             Page 44 of 44 Pages

Trustee means Deutsche Bank Trust Company Americas in its capacity as trustee under the Trust Agreement.

WFC means Whirlpool Financial Corporation, a Delaware corporation.